

April 9, 2019

<u>**Via E-Mail**</u>

Kai E. Liekefett
Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019

> **Re:** **Texas Pacific Land Trust Inc.**
> **DEFA14A filed April 9, 2019**
> **File No. 1-00737**

Dear Mr. Liekefett:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the filing listed above. Our comments follow.

Please respond to this letter by amending or supplementing your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in your proxy materials.

DEFA14A filed April 9, 2019

1. You disclose that the Trust is "actively considering" the potential conversion to a corporation. However, earlier in the same materials, you tout the unusual corporate structure of the Trust as serving the goal of "long-term stewardship" and note that it has "served shareholders well for over a century." As you know, converting the Trust to a Delaware corporation is one of the changes the dissident group is advocating and has approached the Trust about in the past. Please explain in additional or revised proxy materials (a) where the Trust is in the process of considering conversion to a corporation, including what steps have been taken to investigate the merits of this course of action to date and what (if any) further steps are planned and when they will be taken; and (b) why you apparently did not pursue conversion when advocated by the dissident group over the last several years.

2. See our last comment above. Your revised or additional materials should explain your reference to "short-term pressure" to convert to a corporation, since it appears from the

disclosure in your proxy statement that the dissidents have advocated this measure for some time.

3. You state that if the dissident group's proxy contest is successful, it will attempt to seek reimbursement for its expenses from shareholders in conducting this proxy contest. To appropriately balance this disclosure, note (if true) that the Trust is not under an obligation to pay those expenses, even if the dissident group seeks reimbursement, especially since the dissident group would obtain only one seat on a three-seat "board." (If the Trust does intend to pay reimbursement, disclose accordingly).

We remind you that the Trust is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions